                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                    FORM 11-K


(Mark One)

  [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended   December 31, 1999
                         -------------------------

                                       OR

  [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from                to
                              ----------------   -----------------

Commission file number       0-12640
                      ----------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         FLUID POWER COMPANIES' PENSION
                           AND RETIREMENT SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               KAYDON CORPORATION
                            315 E. EISENHOWER PARKWAY
                                    SUITE 300
                               ANN ARBOR, MI 48108

                             FLUID POWER COMPANIES'


                       PENSION AND RETIREMENT SAVINGS PLAN

             INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE



The following documents are attached hereto as exhibits:

                                                                       Page
                                                                       ----

Report of Independent Public Accountants                                  A

Statements of Net Assets Available for Benefits as of
     December 31, 1999 and 1998                                           1

Statements of Changes in Net Assets Available for Benefits
     for the Years Ended December 31, 1999 and 1998                       2

Notes to Financial Statements                                            3-8

Schedule I - Item 4i - Schedule of Assets Held for
     Investment Purposes at End of Year as of December 31, 1999           9

Consent of Independent Public Accountants                                10



In accordance with the instruction to this Form 11-K, "plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA") may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA". As the Plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of this plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

              Fluid Power Companies' Pension and Retirement Savings Plan

Date:  June 28, 2000

              By:  The Plan Administrative Committee





              By:  /s/ John F. Brocci
                 --------------------------
              John F. Brocci
              Chairman
              Plan Administrative Committee

FLUID POWER COMPANIES'

PENSION AND RETIREMENT SAVINGS PLAN


FINANCIAL STATEMENTS AS OF DECEMBER 31, 1999 AND 1998

TOGETHER WITH AUDITORS' REPORT

                    Report of Independent Public Accountants



To the Administrative Committee of the
Fluid Power Companies' Pension and Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the FLUID POWER COMPANIES' PENSION AND RETIREMENT SAVINGS PLAN (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Arthur Andersen LLP


Detroit, Michigan,
     May 26, 2000.

                             FLUID POWER COMPANIES'


                       PENSION AND RETIREMENT SAVINGS PLAN

             INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE




                                                                          Page
                                                                          ----

Statements of Net Assets Available for Benefits as of
     December 31, 1999 and 1998                                             1

Statements of Changes in Net Assets Available for Benefits
     for the Years Ended December 31, 1999 and 1998                         2

Notes to Financial Statements                                              3-8

Schedule I - Item 4i - Schedule of Assets Held for Investment
     Purposes at End of Year as of December 31, 1999                        9

                             FLUID POWER COMPANIES'


                       PENSION AND RETIREMENT SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF DECEMBER 31, 1999 AND 1998




                                                                                             1999              1998
                                                                                       ---------------    ---------------
ASSETS
    Investments:
       Mutual funds-
          CIGNA Charter Guaranteed Short-Term Securities Fund                          $     2,566,881    $     1,771,611
          CIGNA Charter Actively Managed Fixed Income Fund                                   1,529,252          1,589,178
          INVESCO Total Return Account                                                       1,172,024          1,248,926
          Warburg Pincus Advisor Emerging Growth Account                                       826,544            588,513
          Fidelity Advisor Growth Opportunities Account                                        672,730            569,321
          Templeton Foreign Account                                                            562,549            322,182
          AIM Value Account                                                                  1,113,833            732,051
          Lazard Small Cap Account                                                              53,403             20,538
          Janus Worldwide Account                                                              337,367             15,268
          CIGNA Charter Large Company Stock-Growth Fund                                      3,516,681          2,721,940
                                                                                       ---------------    ---------------
              Total Mutual funds                                                            12,351,264          9,579,528

       Kaydon Corporation Common Stock                                                         909,933          2,362,430
                                                                                       ---------------    ---------------
              Total investments                                                             13,261,197         11,941,958

    Cash                                                                                             -            103,964

    Dividend receivable                                                                          4,277              5,635
                                                                                       ---------------    ---------------
              Total assets                                                                  13,265,474         12,051,557

LIABILITY- Excess Contribution Payable                                                          (4,702)                 -
                                                                                       ---------------    ---------------

NET ASSETS AVAILABLE FOR BENEFITS                                                      $    13,260,772    $    12,051,557
                                                                                       ===============    ===============




        The accompanying notes are an integral part of these statements.

                             FLUID POWER COMPANIES'


                       PENSION AND RETIREMENT SAVINGS PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998



                                                                                            1999                1998
                                                                                       ---------------    ---------------
CONTRIBUTIONS:
    Employer                                                                           $       123,748    $     1,124,717
    Participants                                                                               905,840          1,195,244
    Rollover                                                                                    11,652                  -
                                                                                       ---------------    ---------------
              Total contributions                                                            1,041,240          2,319,961
                                                                                       ---------------    ---------------
INVESTMENT EARNINGS:
    Interest and dividends                                                                      83,701             19,129
    Net appreciation in current value of investments                                           754,936          1,494,321
                                                                                       ---------------    ---------------
              Total investment earnings                                                        838,637          1,513,450
                                                                                       ---------------    ---------------

OTHER CHANGES:
    Benefit payments                                                                          (668,729)          (477,631)
    Administrative expenses                                                                     (3,325)            (2,381)
    Net transfer from related plan                                                               1,392                  -
                                                                                       ---------------    ---------------
              Total other changes                                                             (670,662)          (480,012)
                                                                                       ---------------    ---------------

              Change in net assets available for benefits                                    1,209,215          3,353,399

NET ASSETS AVAILABLE FOR BENEFITS,  beginning of year                                       12,051,557          8,698,158
                                                                                       ---------------    ---------------

NET ASSETS AVAILABLE FOR BENEFITS,  end of year                                        $    13,260,772    $    12,051,557
                                                                                       ===============    ===============




        The accompanying notes are an integral part of these statements.

                             FLUID POWER COMPANIES'

                       PENSION AND RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS



(1)    SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

         The accompanying financial statements of the Fluid Power Companies'
           Pension and Retirement Savings Plan (the "Plan") have been prepared on the accrual basis of accounting. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended. Investments are stated at current value, which is based on the quoted market price.

         In order to provide a variety of investment options, CIGNA has developed alliances with other companies, including Fidelity Management and Research Company, Warburg Pincus Asset Management, Inc., INVESCO Funds Group, Inc., AIM Advisor, Inc., Templeton Global Advisors Limited, Lazard Asset Management and Janus Capital Corporation. Plan assets are invested in a CIGNA Separate Account (measured in units) which holds investments in funds offered by these alliance companies.

         The investment funds offered by CIGNA through the separate account do not pay dividends or interest, nor do they produce realized or unrealized gains. Rather, the plan participates in investment earnings through an increase or decrease in the unit values of each fund. As a result, the funds' investment earnings are reported as net appreciation (depreciation) in the Statement of Changes in Net Assets Available for Benefits, except for the Stock Fund in which the participants have a direct interest in the underlying stock.

         Conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the Plan's financial statements. Actual results may differ from those estimates.

         The Accounting Standards Executive Committee issued Statement of
           Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (SOP 99-3), which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. As required by SOP 99-3, the Plan adopted SOP 99-3 for the 1999 financial statements and reclassified certain amounts in the 1998 financial statements to eliminate the participant-directed fund investment program disclosures.

(2)    DESCRIPTION OF THE PLAN

         Seabee Corporation, Gold Star Manufacturing, Great Bend Industries,
           Inc. and salaried employees of Victor Fluid Power, Inc., collectively the Fluid Power Companies (the "Company" or "Employer"), and which are wholly-owned subsidiaries of Kaydon Corporation ("Kaydon"), sponsor the Plan, a defined contribution plan. The following description of the major provisions of the Plan is provided for general information purposes only. Reference should be made to the Plan document, as amended, for more complete information.

         Eligibility requirements - All employees of the Company who are 18 years of age and have completed at least 1,000 hours of service during a one year period are eligible to participate in the Plan on the January 1st, April 1st, July 1st and October 1st coincident with or immediately following completion of the 1,000th hour of service.

                             FLUID POWER COMPANIES'

                       PENSION AND RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)



         Contributions - Participants may elect to make, through payroll deductions, tax-deferred contributions which may not exceed 15% of compensation. The maximum contributions for the year, which includes pre-tax, employer matching and discretionary profit sharing contributions is 25% of compensation less tax-deferred contributions. Under the terms of the Plan, the Company contributes to the Plan an amount equal to 25% of the contribution by each participant. The maximum matching contribution is equal to 25% of the maximum salary deferral contribution allowed participants for the year ($1,600 prior to January 1, 1998). In addition, the Company may, with the approval of the Board of Directors of Kaydon, make discretionary contributions to the Plan. Discretionary contributions were $0 and $767,000 in 1999 and 1998, respectively.

         Allocation of investment earnings - Individual accounts are maintained for each participant to reflect the participant's contributions, the employer's contributions, forfeitures, investment earnings and administrative expenses. Investment earnings are allocated based on each participant's relative account balance within the respective fund.

         Vesting - All participant contributions are fully vested and nonforfeitable. Company matching and discretionary contributions become fully vested and nonforfeitable either upon attainment of age 65, upon the employee's death or disability or ratably over seven years of service, as defined by the Plan. Forfeitures are used to reduce Employer contributions.

         Investment of participant accounts - Plan participants may direct the investment of their account balances in the following investment options:

             The CIGNA Charter Guaranteed Short-Term Securities Fund invests in a portfolio of high quality money market instruments with a guarantee of principal and interest, including U.S. Treasury securities, U.S. Government securities, certificates of deposit, time deposits, repurchase agreements, and commercial paper issued by major domestic and foreign corporations.

             The CIGNA Charter Actively Managed Fixed Income Fund invests in a portfolio of predominately high quality corporate and Government fixed income securities including issues of the U.S. Government and its Agencies, U.S. corporate bonds, Yankee bonds, mortgage-backed securities and asset-backed securities.

             The INVESCO Total Return Account invests in a combination of equity and fixed and variable income securities including common stock and securities that are convertible into common stock, issues of the U.S. Government and its Agencies, and investment-grade corporate debt obligations.

                             FLUID POWER COMPANIES'

                       PENSION AND RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

             The Warburg Pincus Advisor Emerging Growth Account invests in equity securities of small to medium-sized domestic companies with emerging or renewed growth potential. The Fund may also invest in foreign securities, investment-grade debt securities and domestic and foreign short-term or medium-term money market obligations.


             The Fidelity Advisor Growth Opportunities Account invests primarily in common stocks and securities convertible into common stock of companies believed to have long-term growth potential. The Fund may also invest in other securities such as preferred stocks and bonds that may produce capital growth, and securities of foreign companies.


             The Templeton Foreign Account invests primarily in common and preferred stock of non-U.S. companies, including American, European and Global Depository Receipts. The Fund may invest in debt securities of companies and governments located anywhere in the world, emerging markets, U.S. Government securities, bank time deposits in the currency of any major nation, commercial paper and repurchase agreements.

             The AIM Value Account invests primarily in common stocks,
               convertible bonds and convertible preferred stocks of undervalued companies.

             The Lazard Small Cap Account invests in small-cap equity securities including common stock, preferred stock, securities convertible into or exchangeable for common stock, and rights and warrants. The Fund may invest in equity securities of large-cap U.S. companies and short-term money market instruments.

                             FLUID POWER COMPANIES'

                       PENSION AND RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

             The Janus Worldwide Account invests primarily in common stock of foreign and domestic issuers. The Fund may invest in preferred stock, warrants, convertible securities and debt securities, high-grade commercial paper, certificates of deposit, money market funds, repurchase agreements and other short-term debt obligations.

             The CIGNA Charter Large Company Stock-Growth Fund invests primarily in domestic stocks of large companies. The Fund may also invest in American Depository Receipts.

             The Stock Fund invests solely in Kaydon Corporation Common Stock.

         Payment of benefits - Amounts credited to an individual participant's account are distributed at termination of employment, generally as a lump sum or in installments. Distributions may be deferred until the participant reaches the age of 65 if the value of the distribution exceeds $5,000.

         Administrative expenses - Although not required to do so, the Employer paid certain administrative expenses of the Plan during 1999 and 1998. The remaining expenses were paid for out of the Plan assets by CG Trust Company.

         Voting rights - Each participant is entitled to exercise voting rights attributable to the Kaydon common shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any share for which instructions have not been given by a participant.

         Plan termination - The Company has the right to terminate the Plan at any time, although it has not expressed an intent to do so. Upon termination of the Plan, participants will become fully vested. Expenses arising from the termination would be allocated to the participants' accounts in accordance with the Plan and the Internal Revenue Code.

(3)    TRUST FUND

         A trust fund is maintained by the trustee for all purposes of the Plan;
           and the monies and other assets thereof are held, administered, invested and distributed in accordance with the terms of the Plan, as it may be amended from time to time, for the exclusive benefit of the participants and their beneficiaries. The trustee is a related party as discussed in Note (4).

(4)    RELATED PARTY TRANSACTIONS

         Plan investments include interests in mutual funds managed by Connecticut General Life Insurance Company (a CIGNA company). CG Trust Company (a CIGNA company) is the trustee as defined by the Plan.

(5)    TAX STATUS

         The Internal Revenue Service issued a determination dated April 7,
           1997, stating that the Plan, as then designed, was in accordance with applicable plan design requirements and was tax-exempt. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan and underlying trust are currently designed and being operated in compliance with the applicable requirements of the

                             FLUID POWER COMPANIES'

                       PENSION AND RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)

           Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

(6)    INVESTMENTS

         The fair market value of investments that represent 5% or more of the Plan's total net assets is as follows as of December 31:


                                                                                           1999              1998
                                                                                         -----------    -----------
                CIGNA Charter Guaranteed Short-Term Securities Fund                      $ 2,566,881    $ 1,771,611
                CIGNA Charter Actively Managed Fixed Income Fund                           1,529,252      1,589,178
                INVESCO Total Return Account                                               1,172,024      1,248,926
                Fidelity Advisor Growth Opportunities Account                                672,730              -
                Warburg Pincus Advisor Emerging Growth Account                               826,544              -
                AIM Value Account                                                          1,113,833        732,051
                CIGNA Charter Large Company Stock-Growth Fund                              3,516,681      2,721,940
                Stock Fund                                                                   909,933      2,362,430

(7)    RECONCILIATION TO FORM 5500

         The accompanying statements of net assets available for benefits do not include the amount of benefit distributions payable to persons who had requested withdrawals from the Plan. The statements of participants' equity per the Plan's Form 5500 have included the aforementioned amount. The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:


                                                                                            1999
                                                                                         -----------
                Net assets available for benefits per the
                    financial statements                                                 $13,260,772
                Benefits currently payable at December 31, 1999                               (2,602)
                                                                                         -----------

                Net assets available for benefits per the Form 5500                      $13,258,170
                                                                                         ===========


                             FLUID POWER COMPANIES'

                       PENSION AND RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   (Continued)



         The following is a reconciliation of benefit payments per the financial statements to the Form 5500 for the year ended December 31:


                                                                                             1999
                                                                                         -----------
                Benefit payments per the financial statements                            $   668,729

                Add:  Benefits payable at December 31, 1999                                    2,602
                                                                                         -----------
                Benefit payments per the Form 5500                                       $   671,331
                                                                                         ===========

                                                                      SCHEDULE I

                             FLUID POWER COMPANIES'

                       PENSION AND RETIREMENT SAVINGS PLAN

                    EIN: 59-3339512         PLAN NUMBER: 009


           ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                 AT END OF YEAR

                             AS OF DECEMBER 31, 1999



      Identity of Issuer                         Description of Investment                         Current Value
      ------------------                         -------------------------                         -------------
Mutual Funds-
   *Connecticut General Life          CIGNA Charter Guaranteed Short-Term Securities Fund,
      Insurance Company                   55,617 units                                           $     2,566,881

   *Connecticut General Life          CIGNA Charter Actively Managed Fixed Income Fund,
      Insurance Company                   12,256 units                                                 1,529,252

   *Connecticut General Life          INVESCO Total Return Account, 32,223 units
      Insurance Company                                                                                1,172,024

   *Connecticut General Life          Warburg Pincus Advisor Emerging Growth Account,
      Insurance Company                   12,919 units                                                   826,544

   *Connecticut General Life          Fidelity Advisor Growth Opportunities Account,
      Insurance Company                    8,968 units                                                   672,730

   *Connecticut General Life          AIM Value Account 17,615 units
      Insurance Company                                                                                1,113,833

   *Connecticut General Life          Templeton Foreign Account, 38,186 units
      Insurance Company                                                                                  562,549

   *Connecticut General Life          Lazard Small Cap Account, 2,637 units
      Insurance Company                                                                                   53,403

   *Connecticut General Life          Janus Worldwide Account, 3,915 units
      Insurance Company                                                                                  337,367

   *Connecticut General Life          CIGNA Charter Large Company Stock-Growth Fund,
      Insurance Company                   202,535 units                                                3,516,681
                                                                                                 ---------------
                                                    Total mutual funds                                12,351,264

Common Stock-
   *Kaydon Corporation                Stock Fund, 33,937 shares                                          909,933
                                                                                                 ---------------
                                                                                                 $    13,261,197
                                                                                                 ===============

* Represents a party-in-interest

                                 Exhibit Index


Exhibit No.                 Description
-----------                 -----------
   23                       Consent of Independent Public Accountants